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                             January 11, 2024

       Francisco Salva
       Chief Executive Officer
       Azitra, Inc.
       21 Business Park Drive
       Branford, CT 06405

                                                        Re: Azitra, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
4, 2024
                                                            CIK No. 0001701478

       Dear Francisco Salva:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Daniel Donahue, Esq.